82-3470

03 SEP -3 AM 7:21

03029717

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

27th August, 2003

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
Delhi 110 002

The Manager Listing
Bangalore Stock Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J.C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11 Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Deptt.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotund Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock Exchange Ltd.
6-3-654,
Adjacent to Erramanjil Bus Stop
Somajiguda
Hyderabad 500 002

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES, Dr. P. K. Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin - 682 017

The Secretary
Pune Stock Exchange Ltd.
Shivleela Chambers,
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune - 411 030

The Secretary
The Uttar Pradesh Stock Exchange
Association Ltd.
Padam Towers
14/113 Civil Lines
Kanpur 208 001

The Secretary
The National Stock Exchange of India Ltd.
"Exchange Plaza"
Bandra Kurla Complex
Bandra (E)
Mumbai 400 051

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

SUPPL

Dear Sirs,

Allotment of Shares under the ITC Employee Stock Option Scheme

In terms of the Listing Agreement, we write to advise that the Company on 27th August, 2003 has issued and allotted 6,987 Ordinary Shares of Rs.10/- each, upon exercise of 6,987 Options by eligible employees under the ITC Employee Stock Option Scheme.

Consequently, with effect from 27th August, 2003, the Issued and Subscribed Share Capital of the Company stands increased to Rs.247,52,07,170/- divided into 24,75,20,717 Ordinary Shares of Rs.10/- each.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)

dlw 9/3

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.